Concrete Leveling Systems, Inc.
                           Suzanne I. Barth, President
                          5046 East Boulevard Northwest
                               Canton, Ohio 44718

                                                                 August 10, 2009

United Securities and Exchange Commission
Attn: Mr. Rufus Decker
Division of Corporation Finance
100 F Street NE, Mail Stop 4631
Washington, DC  20549

Re: Form 10-K for the fiscal year ended July 31, 2008
    Form 10-Q for the period ended April 30, 2008
    File Number: 000-53048

Dear Mr. Decker:

This letter is in response to your letter of July 24, 2009, requiring certain changes being made to the above referred forms. The requested changes have been made as outlined in paragraph one and paragraph two of the items noted for change. The information noted in paragraph three will be included in the company's Form 10-K for the period ended July 31, 2009.

Concrete Leveling Systems, Inc. understands that it is responsible for the adequacy and accuracy of the disclosure in its filings. It further understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact myself or attorney Ronald O. Kaffen (rkaffen@hkz-law.com) if any additional comments must be addressed.

                                Very truly yours,


                                /s/ Susan I. Barth
                                --------------------------------
                                Suzanne I. Barth, CEO/CFO
                                Concrete Leveling Systems, Inc.